FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

São Paulo, Brazil, May 9, 2011. Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 12 of Brazilian Securities and Exchange Commission (“CVM”) Instruction 358 dated January 3, 2002, as amended, hereby discloses the following correspondence from the Massachussetts Mutual Life Insurance Company.

São Paulo, May 9, 2011.

Vítor Fagá de Almeida

Investors Relations Officer

MassMutual

FINANCIAL GROUP®

CIA BRASILEIRA DE DISTRIBUICAO

Av. Brigadeiro Luis Antonio, 3142

Jardim Paulista, CEP 01402-000

Sao Paulo, SP – Brazil

Attn: Vitor Fagá de Almeida

Investor Relations Officer

Tel: (11) 3886 0421

Fax: (11) 3884 2677

E-mail: gpa.ri@grupopaodeacucar.com.br

May 6, 2011

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO – Disclosure of Relevant Shareholding Interest

Dear Sirs,

1    Massachusetts Mutual Life Insurance Company (“MassMutual”), on behalf of its subsidiary, OppenheimerFunds, Inc. (“OFI”) and OFI’s subsidiary, OFI Institutional Asset Management, Inc. (“OFII”), hereby informs that OFI and OFII acquired American Depositary Receipts equivalent to Class A preferred shares (“ADRs”) issued by Companhia Brasileira de Distribuição (“CBD”), and on April 15, 2011, their combined interest corresponded to 7,495,210 ADRs (7,316,440 ADRs held by OFI and 178,770 ADRs held by OFII), representing approximately 5.00% of all Class A preferred shares issued by CBD (OFI holds 4.88% and OFII 0.12%). Note that MassMutual is the parent company of both OFI and OFII.

2    Additionally, MassMutual informs that the ADRs are held as follows:

(I)     7,316,440 ADRs acquired by OFI:

Stichting Pensioenfonds Hoogovens	36,780
TA IDEX Oppenheimer Developing Markets	170,810
Fund Oppenheimer Global Allocation Fund	122,100
Oppenheimer Developing Markets Fund	6,419,870
PF Oppenheimer Emerging Markets Fund	17,460
Pacific Select Emerging Markets Fund	488,710
Vital Forsikring ASA	60,710

(ii) 178,770 ADRs acquired by OFII:

OFITC Emerging Markets Equity Fund	60,080
OFI Institutional Emerging Markets Equity Fund, LP	118,690

3    Pursuant to Article 12 of the Brazilian Securities and Exchange Commission (“CVM”) Rule 358, of January 3, 2002, as amended, MassMutual hereby requests CBD’s Investor Relations Officer to disclose the following information to the CVM and other competent agencies:

(i)      MassMutual is headquartered at 1295 State Street, Springfield, MA 01111, USA;

(ii)     OFI and OFII are headquartered at 2 World Financial Center, 225 Liberty Street, New York, NY 10080 USA;

(iii)    OFI and OFII acquired ADRs and their combined interest reached 7,495,210 ADRs issued by CBD, as explained in item 1 above;

(iv)   The abovementioned interest was acquired for the sole purpose of investment and does not aim to change CBDs shareholding control or administrative structure;

(v)    OFI and OFII do not hold debentures convertible into CBD shares; and

(vi)   OFI and OFII did not enter into any agreement or contract that regulates the voting right or the purchase and sale of securities issued by CBD.

4    We remain at your disposal for any other clarifications or comments you deem necessary.

Sincerely,

Massachusetts Mutual Life Insurance Company

Bradley Lucido

Senior Vice President and Chief Compliance Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 09, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.